UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CIM COMMERCIAL TRUST CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

125525105

(CUSIP Number)

David Thompson c/o CIM Group LLC

4700 Wilshire Boulevard

Los Angeles, California 90010

Telephone: (323) 860 - 4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525105

1.	Names of Reporting Persons Urban Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 11,754,184

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,754,184

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,754,184

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons Richard Ressler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 30,659

	8.	Shared Voting Power 12,578,313(1)

	9.	Sole Dispositive Power 30,659

	10.	Shared Dispositive Power 12,578,313 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,608,972(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.8%

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 6 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Avraham Shemesh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,593,926(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,593,926 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,593,926 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.7%

14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 6 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Shaul Kuba

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,593,926 (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,593,926 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,593,926 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.7%

14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 6 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Service Provider, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 353,944

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 353,944

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Urban Sponsor, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 470,185

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 470,185

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company (“CIM Manager”), and relates to the common stock, par value $0.001 per share (the “Common Shares”) of CIM Commercial Trust Corporation, a Maryland real estate investment trust (formerly, PMC Commercial Trust) (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (“Amendment No. 1”), Amendment No. 2 dated June 14, 2017 (“Amendment No. 2”),  Amendment No. 3 dated December 20, 2017 (“Amendment No. 3”), Amendment No. 4, dated March 19, 2019 (“Amendment No. 4”) and Amendment No. 5, dated August 13, 2019 (“Amendment No. 5,” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.

This Amendment No. 6 to the Schedule 13D Filing (this “Amendment No. 6”) is being filed to reflect a change in the percentage beneficial ownership of the Common Shares of Urban II, Richard Ressler, Avraham Shemesh, Shaul Kuba, CIM Manager, and CIM Urban Sponsor, LLC (collectively, the “Reporting Persons”) as a result of the transfer of an aggregate of 3,973,741 Common Shares from Urban II to certain members (the “Redeeming Parties”) of CIM Urban REIT, LLC (“CIM Urban REIT”), a member of Urban II, in exchange for the assignment by the Redeeming Parties of all of their respective equity interests in CIM Urban REIT to, and the subsequent cancellation of such equity interests by, CIM Urban REIT.  Such Common Shares reflected the Redeeming Parties’ respective pro rata ownership interests in Common Shares held by Urban II.

Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 6 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.

Item 4.                 Purpose of Transaction

Item 4 of the Schedule 13D Filing is hereby amended and restated in its entirety as follows:

The Issuer has previously announced a program to unlock embedded value in its portfolio and improve trading liquidity in its Common Shares.  The dispositions of Common Shares by Urban II described in Amendment No. 5 and this Amendment No. 6 were made in connection with such program as part of CIM Group, LLC’s previously announced intention to liquidate CIM Urban REIT. Urban II expects to distribute an additional 4,349,014 Common Shares to certain of its members by the end of August 2019, and intends to liquidate following the completion of the Issuer’s program to unlock embedded value in its portfolio and improve trading liquidity in its Common Shares.

As permitted by law, the Reporting Persons may purchase additional Common Shares or related securities or may dispose of all or a portion of the Common Shares or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from CIM Group, LLC and its affiliates.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Messrs. Ressler, Shemesh and Kuba are members of the board of directors of the Issuer and, as such, may, from time to time, be involved in discussions which relate to one or more of such matters. Each of Messrs. Ressler, Shemesh and Kuba disclaims any obligation to report on any plan or proposal with respect to any of such matters that develops or occurs as a result of his role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5.                 Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:

(a) Urban II directly owns 11,754,184 Common Shares, which represent approximately 26.8% of the outstanding Common Shares.

Mr. Ressler may be deemed to beneficially own 12,608,972 Common Shares, or approximately 28.8% of the outstanding Common Shares. Mr. Shemesh may be deemed to beneficially own  12,593,926 Common Shares, or approximately 28.7% of the outstanding Common Shares. Mr. Kuba may be deemed to beneficially own  12,593,926 Common Shares, or approximately 28.7% of the outstanding Common Shares.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 11,754,184 Common Shares held by Urban II by virtue of their positions with CIM Group, LLC, the sole equity member of CIM Manager and the sole manager of CIM Urban Partners GP, LLC, which is the sole managing member of Urban II.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 353,944 Common Shares through the holdings of CIM Manager and 470,185 Common Shares through the holdings of CIM Urban Sponsor, LLC. Mr. Ressler directly owns 30,659 Common Shares. Mr. Shemesh is the indirect beneficial owner of 15,613 Common Shares through the holdings of The Shemesh Family Trust by virtue of being the grantor of The Shemesh Family Trust. Mr. Kuba is the indirect beneficial owner of 15,613 Common Shares through the holdings of The Kuba Family Trust by virtue of being the grantor of The Kuba Family Trust.

CIM Manager directly owns 353,944 Common Shares, or approximately 1.1% of the outstanding Common Shares. CIM Urban Sponsor, LLC directly owns 470,185 Common Shares, or approximately 0.8% of the outstanding Common Shares.

Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 6 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

The information set forth in this Amendment No. 6 sets forth the beneficial ownership of the Reporting Persons as of August16, 2019 and assumes there are 43,806,721 Common Shares outstanding as most recently reported in a Registration Statement on Form S-3 filed by the Issuer on August 13, 2019.

(b) Urban II has the sole power to vote and dispose of 11,754,184 Common Shares. Mr. Ressler has the sole power to vote and dispose of 30,659 Common Shares and the shared power to vote and dispose of 12,578,313 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 12,593,926 Common Shares. CIM Manager has the sole power to vote and dispose of 353,944 Common Shares. CIM Urban Sponsor, LLC has the sole power to vote and dispose of 470,185 Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2019

URBAN PARTNERS II, LLC, a Delaware limited liability company

By:	CIM Urban Partners GP, LLC, a California limited liability company, its general partner

	By:	/s/ David Thompson
	Name:	David Thompson
	Title:	Vice President and Chief Financial Officer

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM URBAN SPONSOR, LLC, a California limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer